Exhibit 99.8

RP® FINANCIAL, LC.
Serving the Financial Services Industry Since 1988

June 8, 2011

Boards of Directors

Macon Bancorp

Macon Financial Corp.

Macon Bank

220 One Center Court

Franklin, North Carolina 28734

Re:	Plan of Conversion

Macon Bancorp

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Directors of Macon Bancorp, a North Carolina-chartered mutual holding company (the “MHC”), which is based in Franklin, North Carolina. As part of the Plan, a new North Carolina stock holding company named Macon Financial Corp. (the “Company”) will be organized and will sell shares of common stock in a public offering. The Plan provides for the conversion of the MHC into the stock form of organization. Pursuant to the Plan, the MHC will combine, by merger or otherwise, with the Company, in a transaction where the Company shall be the surviving entity. When the conversion is completed, all of the capital stock of Macon Bank will be owned by the Company and all of the common stock of the Company will be owned by public shareholders. The MHC will no longer exist as the result of the conversion. We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company in an amount equal to MHC’s total equity as reflected in the latest statement of financial condition contained in the prospectus used in the offering.

The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Macon Bank. We further understand that Macon Bank will also establish a liquidation account in an amount equal to the Company’s liquidation account, pursuant to the Plan. The liquidation accounts are designed to provide payments to depositors of their liquidation interests in the event of liquidation of Macon Bank (or the Company and Macon Bank).

In the unlikely event that either Macon Bank (or the Company and Macon Bank) were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2009 and June 30, 2011 of the liquidation account maintained by the Company. Also, in a complete liquidation of both entities, or of Macon Bank, when the Company has insufficient assets (other than the stock of Macon Bank), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Macon Bank has positive net worth, Macon Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Macon Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Macon Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters
Three Ballston Plaza 1100 North Glebe Road, Suite 1100 Arlington, VA 22201 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com

RP Financial, LC.

Boards of Directors

June 8, 2011

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Macon Bank (or the Company and Macon Bank), and that liquidation rights in the Company automatically transfer to Macon Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of Macon Bank, we are of the belief that: the benefit provided by the Macon Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP Financial, LC.